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                                                                      EXHIBIT 15



                            PLAN OF DISTRIBUTION
                                     OF
                        BREMER INVESTMENT FUNDS, INC.


     WHEREAS, Bremer Investment Funds, Inc. (the "Fund") intends to register as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act"); and

     WHEREAS, the Fund intends to act as a distributor, as defined in Rule 12b-1 under the Act, of shares of its Common Stock, $.0001 par value ("Common Stock"), of the portfolios of the Fund, as now in existence or hereinafter created from time to time (each a "Portfolio") and desires to adopt a distribution plan pursuant to Rule 12b-1, and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Plan of Distribution will benefit the Fund and its shareholders; and

     WHEREAS, the Fund may enter into agreements with dealers and other financial service organizations to obtain various distribution and shareholder services for the Fund, all as permitted and contemplated by Rule 12b-1 under the Act; it being understood that any activity which the Fund may finance without a Rule 12b-1 plan may be financed outside such a plan and not subject to its limitations.

     NOW, THEREFORE, the Fund hereby adopts this Plan of Distribution (the "Plan") in accordance with Rule 12b-1 under the Act on the following terms and conditions:

     1. Distribution and Service Fee. The Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of the Fund's average daily net assets. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors of the Fund shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc.

     2. Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for services or expenses primarily intended to result in the sale of the Fund's shares. Expenses incurred in one year may be carried forward and paid from amounts available in future years. The Fund may pay all or a portion of this fee to any securities dealer, financial institution or any other person who renders personal service to shareholders, assists in the maintenance of shareholder accounts or who renders assistance in distributing or promoting the sale of the Fund's shares pursuant to a written agreement approved by the Board of Directors. To the extent such fee is not paid to such persons, the Fund may use the fee for its expenses of distribution of its shares including, but not limited to, payment by the Fund of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.




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     3. Effective Date of Plan.  This Plan shall not take effect with respect to a Portfolio until (a) it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding shares of Common Stock of such Portfolio and (b) (together with any related agreements) by votes of a majority of both (i) the Board of Directors of the Fund and (ii) those Directors of the Fund who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Qualified Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

     4. Continuance. Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3(b).

     5. Reports. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Fund's Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     6. Termination. This Plan may be terminated at any time by vote of a majority of the Qualified Directors, or by a vote of a majority of the outstanding shares of Common Stock.

     7. Related Agreements. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time with respect to any Portfolio, without payment of any penalty, by a vote of a majority of the Qualified Directors or by the vote of shareholders holding a majority of the Portfolio's outstanding shares, on not more than 60 days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

     8. Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof. No other amendment to the Plan may be made unless approved in the manner provided for approval of this Plan in paragraph 3(b).

     9. Selection of Directors. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons.

     10. Records. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, the agreements or such report, as the case may be, the first two years in an easily accessible place.

                                [END OF PLAN]


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